UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

FOUNDATION MEDICINE, INC.

(Name of Subject Company)

FOUNDATION MEDICINE, INC.

(Name of Person Filing Statement)

Common Stock, $0.0001 par value per share

(Title of Class of Securities)

350465100

(CUSIP Number of Class of Securities)

Michael Pellini, M.D.

President and Chief Executive Officer

Foundation Medicine, Inc.

150 Second Street

Cambridge, MA 02141

(617) 481-2200

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications

on Behalf of the Person Filing Statement)

With copies to:

Stuart M. Cable, Esq.

Lisa R. Haddad, Esq.

Kingsley L. Taft, Esq.

Goodwin Procter LLP

Exchange Place

Boston, MA 02109

(617) 570-1000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications

on Behalf of the Person Filing Statement)

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Set forth below is a copy of a press release issued by Foundation Medicine, Inc. on January 12, 2015 and a copy of the slide deck used for the investor conference call referred to in the press release.

Exhibit 99.4

NEWS RELEASE

Foundation Medicine Enters a Broad, Strategic Collaboration with Roche in the Field of Molecular Information in Oncology

—Collaboration leverages both companies’ strengths to advance the progress of personalized treatments for patients with cancer—

•	Roche to acquire a majority interest in Foundation Medicine of up to 56.3% on a fully diluted basis through a tender and acquisition of newly issued shares. Roche will tender for approximately 15.6 million Foundation Medicine shares at USD 50 per share with an aggregate tender value of approximately USD 780 million. Roche will also invest USD 250 million in Foundation Medicine by acquiring 5 million newly issued shares at USD 50 per share.

•	Partnership includes both a broad R&D collaboration with the potential for more than USD 150 million funding by Roche to accelerate Foundation Medicine’s new product development initiatives, optimize treatments for oncology patients, and better design and understand the results of clinical trials based on molecular information, as well as commercial collaboration agreements aimed at expanding the global sales efforts for Foundation Medicine’s current and future products.

•	Michael J. Pellini, M.D., Foundation Medicine’s president and CEO, will continue to lead the Company post-closing, along with Foundation Medicine’s current management team; Company will maintain operational independence; Roche to obtain minority representation on the expanded Foundation Medicine Board of Directors; Roche and Foundation Medicine Boards of Directors have unanimously approved the transaction.

CAMBRIDGE, Mass. – January 12, 2015 – Foundation Medicine, Inc. (NASDAQ:FMI) and Roche (SIX: RO, ROG; OTCQX: RHHBY) announced today that they will enter into a broad strategic collaboration to further advance Foundation Medicine’s market-leading position in molecular information and genomic analysis while providing Roche a unique opportunity to optimize the identification and development of novel treatment options for cancer patients.

“We are very pleased to enter into this collaboration with Foundation Medicine, which has the potential to improve both the development of medicines and patient care,” said Daniel O’Day, chief operating officer of Roche Pharma. “By combining Foundation Medicine’s pioneering approach to genomics and molecular information with Roche’s expertise in the field of oncology, we can bring personalized healthcare in oncology to the next level.”

The emerging field of molecular information and genomic analysis will play an increasingly important role for future medicines and diagnostic solutions, in particular for cancer patients. Foundation Medicine supports physicians by providing comprehensive molecular information to characterize a tumor that is being matched with approved targeted therapy options and novel treatments in development. Understanding the comprehensive genomic profile of a patient’s disease will enable better personalized healthcare solutions to optimize treatment outcomes for patients with cancer.

“We are excited to announce this strategic collaboration with Roche, which will help accelerate our business, and importantly, represents significant potential for individuals with cancer around the world. We believe that putting molecular information at the center of cancer care will help transform the delivery of care for patients and speed the pace of drug discovery and development,” said Dr. Pellini. “The structure of our agreement with Roche also allows us to maintain the entrepreneurial spirit at Foundation Medicine and ensures that our business model, network of partnerships and objectives are not altered.”

Novel approaches to R&D, Product Development and Commercialization

Under the terms of the R&D collaboration agreement, Roche is committing to R&D funding of potentially more than USD 150 million for a minimum of five years and will contribute its expertise and breadth in oncology. Foundation Medicine will continue to operate independently and will contribute its experience in the development of comprehensive genomic profiling tests for oncology. The initial focus of the R&D collaboration will be on developing genomic profile tests for cancer immunotherapies and for continuous blood-based monitoring. Roche will be able to utilize Foundation Medicine’s proprietary molecular information platform to standardize clinical trial testing. This aspect of the relationship is designed to enable comparability of clinical trial results for R&D purposes, and ultimately in the clinic. Foundation Medicine’s pharmaceutical business will not be impacted and could be enhanced as its capabilities increase with the investments and experience in working with Roche as a customer.

The R&D collaboration and Foundation Medicine’s current and future tests are expected to deliver insights to support development of combination therapies, novel targets, more accurate patient population identification and inclusion in clinical trials, and next generation companion diagnostics. The intention is to improve decision making and support optimization of patient care as oncology management becomes more complex.

In addition to the R&D collaboration, both parties also agreed to a commercial collaboration agreement designed to broaden Foundation Medicine’s position across clinical and molecular information markets. Specifically, Roche will obtain rights ex-U.S. (under the Foundation Medicine brand) to existing Foundation Medicine products, as well as to future co-developed products. In the U.S., Roche will engage its medical education team in providing medical information to pathologists. The collaboration agreements will become effective upon the completion of Roche’s direct investment in Foundation Medicine and the tender offer, as described below.

Transaction Structure and Governance

Under the terms of the contemplated transaction, Roche will invest USD 250 million in Foundation Medicine at a per share issuance price of USD 50 (5 million shares) to fund its operations and development. In addition, Roche will commence a tender offer at a per share price of USD 50, which, when combined with Roche’s direct investment in Foundation Medicine, will result in Roche owning a minimum of 52.4% and a maximum of 56.3% of Foundation Medicine on a fully diluted basis. The offer price constitutes a 109% premium over the closing price of last Friday, January 9, 2015.

The completion of Roche’s direct investment in Foundation Medicine, and the successful outcome of the tender offer, as well as the execution of the collaboration agreements are all cross-conditional subject to Foundation Medicine shareholder approval, clearance under the Hart-Scott-Rodino Antitrust Improvements Act and other customary closing conditions.

The transaction has been unanimously approved by the Foundation Medicine Board of Directors. In addition, Third Rock Ventures, Kleiner Perkins Caufield & Byers and Google Ventures, three shareholders owning approximately 31% of Foundation Medicine equity combined, have entered into a support agreement pursuant to which they have each committed to vote in favor of the transaction and to tender at least a majority of their shareholdings in the tender offer.

Upon the closing, Foundation Medicine’s board of directors will be increased to nine directors and will include three designees of Roche, including Daniel O’Day. Four existing independent directors of Foundation Medicine and Michael Pellini, M.D., will continue as directors and one new independent director will be added. It is anticipated that Alexis Borisy will remain Chairman.

The transaction is expected to close in the second quarter of 2015.

Goldman, Sachs & Co. is acting as financial advisor to Foundation Medicine and Goodwin Procter LLP is acting as legal counsel to Foundation Medicine. Citi is acting as financial advisor to Roche and Davis Polk & Wardwell LLP is acting as legal counsel to Roche.

Conference Call

The management team will host a conference call discussing its collaboration with Roche on Monday, January 12, 2015, at 8:30 a.m. ET. The call can be accessed by dialing (855) 420-0652 (domestic) or (484) 365-2939 (international) five minutes prior to the start of the call and providing the passcode 64129578.

The live, listen-only webcast of the conference call may be accessed by visiting the investors section of the company’s website at investors.foundationmedicine.com. A replay of the webcast will be available shortly after the conclusion of the call and will be archived on the company’s website for two weeks following the call.

About Foundation Medicine

Foundation Medicine (NASDAQ: FMI) is a molecular information company dedicated to a transformation in cancer care in which treatment is informed by a deep understanding of the genomic changes that contribute to each patient’s unique cancer. The company’s clinical assays, FoundationOne for solid tumors and FoundationOne Heme for hematologic malignancies, sarcomas and pediatric cancers, provide a fully informative genomic profile to identify the molecular alterations in a patient’s cancer and match them with relevant targeted therapies and clinical trials. Foundation Medicine’s molecular information platform aims to improve day-to-day care for patients by serving the needs of clinicians, academic researchers and drug developers to help advance the science of molecular medicine in cancer. For more information, please visit http://www.FoundationMedicine.com or follow Foundation Medicine on Twitter (@FoundationATCG).

Foundation Medicine® and FoundationOne® are registered trademarks of Foundation Medicine, Inc.

About Roche

Headquartered in Basel, Switzerland, Roche is a leader in research-focused healthcare with combined strengths in pharmaceuticals and diagnostics. Roche is the world’s largest biotech company, with truly differentiated medicines in oncology, immunology, infectious diseases, ophthalmology and neuroscience. Roche is also the world leader in in vitro diagnostics and tissue-based cancer diagnostics, and a frontrunner in diabetes management. Roche’s personalised healthcare strategy aims at providing medicines and diagnostics that enable tangible improvements in the health, quality of life and survival of patients. Founded in 1896, Roche has been making important contributions to global health for more than a century. Twenty-four medicines developed by Roche are included in the World Health Organisation Model Lists of Essential Medicines, among them life-saving antibiotics, antimalarials and chemotherapy.

In 2013 the Roche Group employed over 85,000 people worldwide, invested 8.7 billion Swiss francs in R&D and posted sales of 46.8 billion Swiss francs. Genentech, in the United States, is a wholly owned member of the Roche Group. Roche is the majority shareholder in Chugai Pharmaceutical, Japan. For more information, please visit www.roche.com.

Cautionary Statement Regarding Forward-Looking Statements

Statements in this press release may contain, in addition to historical information, certain statements that are “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Foundation Medicine has identified some of these forward-looking statements with words like “believe,” “may,” “could,” “would,” “might,” “possible,” “will,” “should,” “expect,” “intend,” “plan,” “anticipate,” or “continue,” the negative of these words, other terms of similar meaning or the use of future dates. Forward-looking statements in this press release include without limitation statements regarding the planned completion of the collaboration between Foundation Medicine and Roche, the tender offer, the issuance of shares of Foundation Medicine common stock to Roche and any of the transactions contemplated by the documents for the proposed transactions. These statements are subject to risks and uncertainties that could cause actual results and events to differ materially from those anticipated, including, but not limited to, risks and uncertainties related to: uncertainties as to the timing of the transactions; uncertainties as to the percentage of shares of Foundation Medicine stock tendered in the offer; the possibility that competing offers will be made; the possibility that various closing conditions for the transaction may not be satisfied or waived, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the transaction; the effects of disruption caused by the transaction making it more difficult to maintain relationships with employees, collaborators, vendors and other business partners; the risk that stockholder litigation in connection with the transaction may result in significant costs of defense, indemnification and liability; the risks that any anticipated product launch or global expansion will be delayed, cancelled or unsuccessful; the unsuccessful realization of Foundation Medicine’s expectations and beliefs regarding the future conduct and growth of Foundation Medicine’s business and the markets in which it operates; and other risks and uncertainties discussed in Foundation Medicine’s filings with the SEC, including the “Risk Factors” sections of Foundation Medicine’s most recent annual report on Form 10-K and subsequent quarterly reports on Form 10-Q, as well as the tender offer documents to be filed by Roche, the Solicitation/Recommendation Statement to be filed by Foundation Medicine and the proxy statement to be filed by Foundation Medicine. Foundation Medicine undertakes no obligation to update any forward-looking statements as a result of new information, future developments or otherwise, except as expressly required by law. All forward-looking statements in this press release are qualified in their entirety by this cautionary statement.

Important Information and Where to Find It

The tender offer described in this press release (the “Offer”) has not yet commenced, and this press release is neither an offer to purchase nor a solicitation of an offer to sell any shares of the common stock of Foundation Medicine or any other securities. On the commencement date of the Offer, a tender offer statement on Schedule TO, including an offer to purchase, a letter of transmittal and related documents, will be filed with the United States Securities and Exchange Commission (the “SEC”) by Roche, and a Solicitation/Recommendation Statement on Schedule 14D-9 will be filed with the SEC by Foundation Medicine. The offer to purchase shares of Foundation Medicine common stock will only be made pursuant to the offer to purchase, the letter of transmittal and related documents filed as a part of the Schedule TO. Also in connection with the proposed transactions, Foundation Medicine will file a proxy statement with the SEC. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE TENDER OFFER STATEMENT, THE SOLICITATION/RECOMMENDATION STATEMENT REGARDING THE OFFER AND THE PROXY STATEMENT, AS THEY MAY BE AMENDED FROM TIME TO TIME, WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders may obtain a free copy of these statements (when available) and other documents filed with the SEC at the website maintained by the SEC at www.sec.gov or by directing such requests to the Information Agent for the tender offer which will be named in the tender offer statement. Copies of Foundation Medicine’s filings with the SEC may be obtained free of charge at the “Investors & Press” section of Foundation Medicine’s website at www.foundationmedicine.com or by contacting investor relations at 617-418-2283.

Certain Information Regarding Participants

Foundation Medicine and its directors, executive officers and other members of its management and employees may be deemed under SEC rules to be participants in the solicitation of proxies of Foundation Medicine’s stockholders in connection with the proposed transactions. Information concerning the interests of Foundation Medicine’s participants in the solicitation, which may, in some cases, be different than those of Foundation Medicine’s stockholders generally, is set forth in materials filed by Foundation Medicine with the SEC, including in Foundation Medicine’s definitive proxy statement filed with the SEC on April 30, 2014, and will be set forth in the proxy statement relating to the transactions when they become available. These documents can be obtained free of charge from the sources indicated above.

All trademarks used or mentioned in this release are protected by law.

Contact Information for Foundation Medicine

Media Contact:

Dan Budwick, Pure Communications, Inc.

973-271-6085

dan@purecommunicationsinc.com

Investor Contact:

Khaled Habayeb

617-418-2283

ir@foundationmedicine.com

###

Foundation Medicine & Roche Join Forces to Transform the Field of Molecular Information in Oncology

January 12, 2015

Forward-Looking Statements

These presentation materials include forward-looking statements and information. Forward-looking statements include, among others, statements about our expected financial results, our markets, and the implementation of our business strategy. All forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially from those expressed or implied in such statements, including the risks and uncertainties that are described in our filings with the SEC, including the section entitled “Risk Factors” in our most recent Annual Report on Form 10-K, as well as other risks and uncertainties detailed in our subsequent SEC filings. Except as required by law, we have no obligation to publicly update or revise any forward looking statement, whether as a result of new information, future events or otherwise.

Important Information Related to the Tender Offer and Where To Find It

The tender offer described in this document (the “Offer”) has not yet commenced, and this document is neither an offer to purchase nor a solicitation of an offer to sell any shares of common stock of Foundation Medicine or any other securities. On the commencement date of the Offer, a tender offer statement on Schedule TO, including an offer to purchase, a letter of transmittal and related documents, will be filed with the United States Securities and Exchange Commission (the “SEC”) by Roche, and a Solicitation/Recommendation

Statement on Schedule 14D-9 will be filed with the SEC by Foundation Medicine. The offer to purchase shares of Foundation Medicine common stock will only be made pursuant to the offer to purchase, the letter of transmittal and related documents filed as a part of the Schedule TO. Also in connection with the proposed transactions, Foundation Medicine will file a proxy statement with the SEC.

INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE TENDER OFFER STATEMENT, THE SOLICITATION/RECOMMENDATION STATEMENT REGARDING THE OFFER AND THE PROXY STATEMENT, AS THEY MAY BE AMENDED FROM TIME TO TIME, WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders may obtain a free copy of these materials (when available) and other documents filed with the SEC at the website maintained by the SEC at www.sec.gov or by directing such requests to the Information Agent for the tender offer which will be named in the tender offer statement. Copies of

Foundation Medicine’s filings with the SEC may be obtained free of charge at the “Investors & Press” section of Foundation Medicine’s website at www.foundationmedicine.com.

Foundation Medicine and its directors, executive officers and other members of its management and employees may be deemed under

SEC rules to be participants in the solicitation of proxies of Foundation Medicine’s stockholders in connection with the proposed transactions. Information concerning the interests of Foundation Medicine’s participants in the solicitation, which may, in some cases, be different than those of Foundation Medicine’s stockholders generally, is set forth in the materials filed by Foundation Medicine with the SEC, including in Foundation Medicine’s definitive proxy statement filed with the SEC on April 30, 2014, and will be set forth in the proxy statement relating to the transactions when they become available. These documents can be obtained free of charge from the sources indicated above.

©2015 Foundation Medicine, Inc. | Confidential

Strategic Partnership: Transforming Oncology

The strategic collaboration aims to further advance FMI’s leading molecular information platform while providing Roche with the opportunity to identify and develop novel treatment options for patients

Both companies seek to accelerate the current shift to molecular medicine on multiple clinical and research fronts, aiming to:

Standardize the diagnosis, treatment and payment for cancer care based on the molecular drivers of the disease

Accelerate market adoption of and reimbursement for FMI tests globally

Standardize clinical sample analysis and achieve comparability of trial results across a range of oncology research areas

Commercialize molecular tests for the evolving field of cancer immunotherapy and for continuous monitoring of tumor specific molecular alterations

Develop and commercialize a universal companion diagnostic test

©2015 Foundation Medicine, Inc. | Confidential

Strategic Partnership: Transforming FMI

Enhancement of molecular information business and R&D capabilities

5-year commitment to broad utilization of FMI molecular information platform for Roche pipeline assets

New product development collaborations: ctDNA, cancer immunotherapy, companion diagnostics

Expanded commercialization efforts

Enhanced market development efforts in U.S. through Genentech resources

Acceleration of global access through Roche’s ex-U.S. commercial infrastructure

Maintains independent innovation: FMI retains operating independence and current management team while leveraging Roche’s expertise and breadth of experience in precision medicine and oncology

Additional capital and cash flows to strengthen FMI’s balance sheet and support investment opportunities

Immediate value to existing shareholders with potential future upside

©2015 Foundation Medicine, Inc. | Confidential

Ensuring Long-Term Platform Leadership

IPO

$18/share Enhanced

FoundationOne

Market Cap of Released

$505mm

Incorporation of FoundationOne FoundationOne ICE 2

Foundation Launched Heme Launched launched

Medicine

2010 2011 2012 2013 2014 2015

Clinical Tests Reported: 1,614 9,095 24,270

©2015 Foundation Medicine, Inc. | Confidential

Bringing Together Two Industry Leaders

Industry pioneer in the transformation of cancer care through molecular information: first to market and best in class products

Most advanced and continuously evolving oncology molecular information platform, tests and Knowledgebase

Entrepreneurial organization combining deep science, operational excellence and commercial focus

~120 year history and experience in pharma, diagnostics, and life sciences with a global commercial footprint

Global leader in oncology – breadth of pipeline and experience in R&D

Leader in personalized healthcare and development of biomarkers for targeted therapeutics

Combining Forces in Oncology Molecular Information to Lead a Transformation in Cancer Care

©2015 Foundation Medicine, Inc. | Confidential

Unique Transaction Structure

Independent Entity

Self-Governance

Independent management and board

Allocation of resources and investments

Hiring decisions

Nimble infrastructure and organization

Entrepreneurial spirit maintained

Free to continue to build partnerships and collaborations with existing and new pharma and industry partners

Meaningfully strengthened balance sheet position

Joint Efforts

R&D Collaboration

5-year commitment to FMI molecular information platform, leading to clinical trial harmonization via integration of FMI tests into Roche clinical trials

Acceleration and strengthening of FMI’s product development pipeline – ctDNA and cancer immunotherapy

Expansion of FMI companion diagnostics platform for Roche products

Option to develop kits for select market and for select applications

Commercial Advantages

Coordination of commercial efforts across diagnostics and therapeutics

US support through medical education efforts

Broadened international access with Roche as exclusive OUS partner

Large Company Resources Combined with

Entrepreneurial Spirit of a Fast Growing, Nimble Business

©2015 Foundation Medicine, Inc. | Confidential

Multi-Element, Multi-Year R&D Collaboration

Molecular Information Platform

Sample profiling and molecular information access

Economics include reserved capacity, per sample profiling and data access fees

Clinical Product Development

ctDNA platform and assay development

Capitalize on Roche disease area expertise

Multiple incentive milestone payments

Right to commercialize

Cancer immunotherapy testing platform

Leverage Roche I/O expertise and data

R&D funding, milestone payments

Right to commercialize

Companion Diagnostics

Development of CDx’s for use with Roche products

Approved and investigational markers

Accelerated path to Universal CDx

Development funding plus development and commercial milestones payments

IVD Kits

Pursue a future collaboration for development and commercialization of IVD kits

Encompasses FMI’s CLIA tests and future products

FMI and Roche will work non-exclusively and in good faith to enter into a definitive agreement

©2015 Foundation Medicine, Inc. | Confidential 8

Major Commercial Advantages Globally

U.S.

Education support program regarding use of NGS and comprehensive genomic profiling technology

FMI to develop education materials related to comprehensive genomic profiling

Genentech representatives to call on diagnostic testing labs, biopsy centers, and pathologists

Genentech option to co-promote CDx products in the U.S.

Outside U.S.

Roche exclusive rights to commercialize

FoundationOne™, FoundationOne Heme, and commercial products developed under the R&D collaboration agreement, with options for future products

Leverage Roche local affiliate expertise for market development and reimbursement

FMI conducts testing from US lab, and from future regional laboratories to be operated by FMI

Roche commitment to launch timelines, funding

FMI to be compensated via royalty milestone structure

©2015 Foundation Medicine, Inc. | Confidential 9

Financial Impact

Roche to acquire a majority interest in FMI up to 56.3% on a fully diluted basis through a tender and acquisition of newly issued shares

Roche will tender for approximately 15.6 million FMI shares at $50 per share with an aggregate tender value of approximately $780 million.

Roche will also invest $250 million in FMI by acquiring 5 million newly issued shares at $50 per share

Share price represents a 109% premium over the closing trading price of $23.93 on January 9, 2015

>$150 million in additional payments and milestones over 5 years from R&D collaboration

Sample throughput and revenue expected by Q4 2015

Throughput and milestones to ramp during 2016

Continued growth in associated revenue through 2019, including potential royalties and incremental sales

Additional cash and in-kind support from commercialization activities

All elements of this transaction are cross conditioned and subject to FMI shareholder approval, achievement of the minimum tender percentage, and regulatory approval

©2015 Foundation Medicine, Inc. | Confidential 10

Compelling Rationale for Collaboration

Roche and Foundation Medicine Collaboration enables key innovation required to achieve both companies’ vision for improving cancer patient care

Maintain operational independence while leveraging Roche’s resources and expertise

Capital infusion fortifies balance sheet to support investment opportunities

Provide shareholders with significant value realization and future potential upside

Commercial platform strengthened to broaden first mover advantage

Accelerated international exposure due to Roche’s broad network

Enhancement and acceleration of R&D pipeline

©2015 Foundation Medicine, Inc. | Confidential 11

Important Information and Where to Find It

The tender offer described in this document (the “Offer”) has not yet commenced, and this document is neither an offer to purchase nor a solicitation of an offer to sell any shares of the common stock of Foundation Medicine or any other securities. On the commencement date of the Offer, a tender offer statement on Schedule TO, including an offer to purchase, a letter of transmittal and related documents, will be filed with the United States Securities and Exchange Commission (the “SEC”) by Roche Holdings, Inc., and a Solicitation/Recommendation Statement on Schedule 14D-9 will be filed with the SEC by Foundation Medicine. The offer to purchase shares of Foundation Medicine common stock will only be made pursuant to the offer to purchase, the letter of transmittal and related documents filed as a part of the Schedule TO. Also in connection with the proposed transactions, Foundation Medicine will file a proxy statement with the SEC. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE TENDER OFFER STATEMENT, THE SOLICITATION/RECOMMENDATION STATEMENT REGARDING THE OFFER AND THE PROXY STATEMENT, AS THEY MAY BE AMENDED FROM TIME TO TIME, WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders may obtain a free copy of these statements (when available) and other documents filed with the SEC at the website maintained by the SEC at www.sec.gov or by directing such requests to the Information Agent for the tender offer which will be named in the tender offer statement. Copies of Foundation Medicine’s filings with the SEC may be obtained free of charge at the “Investors & Press” section of Foundation Medicine’s website at www.foundationmedicine.com or by contacting investor relations at 617-418-2283.

Certain Information Regarding Participants

Foundation Medicine and its directors, executive officers and other members of its management and employees may be deemed under SEC rules to be participants in the solicitation of proxies of Foundation Medicine’s stockholders in connection with the proposed transactions. Information concerning the interests of Foundation Medicine’s participants in the solicitation, which may, in some cases, be different than those of Foundation Medicine’s stockholders generally, is set forth in materials filed by Foundation Medicine with the SEC, including in Foundation Medicine’s definitive proxy statement filed with the SEC on April 30, 2014, and will be set forth in the proxy statement relating to the transactions when they become available. These documents can be obtained free of charge from the sources indicated above.